Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 23, 2022, with respect to our audits of the consolidated balance sheets of Modiv Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, equity and cash flows for the years then ended, the related notes to such consolidated financial statements and Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization, incorporated by reference in this Amendment No. 1 to the Registration Statement (File No. 333-263985) and the related prospectus of the Company to be filed with the Securities and Exchange Commission.

/s/ BAKER TILLY US, LLP

Irvine, California
May 27, 2022